

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2010

Steven Bell
General Counsel
Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428

> **Re: Multiband Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-169255**
> **Filed October 19, 2010**

Dear Mr. Bell:

We have reviewed your amended registration statement and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated October 4, 2010. As we previously noted, you are registering a significant number of your outstanding shares (not held by affiliates) for resale pursuant to an equity line financing. In general, equity line financing transactions of this size are not viewed to be "indirect primary offerings" that may proceed under Rule 415(a)(1)(i). They can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. Please provide your analysis of how you are eligible to conduct a primary offering under Form S-3 or provide us with a detailed legal analysis as to why this offering should be regarded as an "indirect primary offering." This analysis should include the following among any other relevant factors (i) the total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of

shares being registered on behalf of each selling shareholder as a percentage of shares outstanding held by non-affiliates; and (ii) any relationships among any of the selling shareholders.

2. In order to register your equity line financing as an indirect, primary offering, Lincoln Park Capital Fund, LLC must be irrevocably bound to purchase the company's common stock. In accordance with this policy, we note that Sections 8(h) and 8(o) of the Purchase Agreement provide that Lincoln Park's obligation to purchase the shares is subject to (i) its receipt of the Irrevocable Transfer Agent Instructions in form acceptable to Lincoln Park and (ii) its receipt of information requested by Lincoln Park in connection with its due diligence requests. These provisions mean that the private placement of the equity line shares was not complete prior to the filing of the registration statement and that you may not register the resale of the equity line shares by Lincoln Park in an indirect, primary offering.

3. With each amendment to your registration statement, please revise the registration statement cover page to indicate that it is an amendment to your Form S-1 and number the amendments sequentially.

Prospectus Cover Page

4. We note your response to comment two from our letter dated October 4, 2010. Please revise your cover page to disclose the number of shares being offered upon the exercise of outstanding warrants.

The Offering, page 2

5. We note your response to comment four from our letter dated October 4, 2010. Please expand your disclosure under "Use of Proceeds" on this page as well as under "Use of Proceeds" on page six, "Liquidity and Capital Resources" on page 13, and "The Transaction" on page 32 to disclose the number of shares you could issue and the amount of proceeds you could receive under the equity line based upon the current price of your common stock and in light of all the limitations contained in the purchase agreement.

6. So that the disclosure in this section is consistent with the other narrative disclosure throughout the prospectus, please discuss amounts in actual amounts rather than abbreviating them in thousands. For example, you disclose on page 2 that you can put shares in amounts up to $100 and that the value of the initial and additional commitment fees equals $361.

7. Your statement that you may direct Lincoln Park to purchase shares in amounts up to $100 (presumably meant to be $100,000) is not consistent with the terms of the purchase agreement. Please revise.

8. You disclose that, "[t]he purchase price of the shares will be based on the market prices of our shares at the time of sale as computed under the Purchase Agreement without any fixed discount." Briefly disclose how the purchase price is based upon the lowest of any sale price of your shares in a particular period prior to the purchase. Also disclose that the additional commitment shares issued to Lincoln Park with each purchase means that Lincoln Park is receiving a discount on the shares it purchases.

Risk Factors, page 2

9. We note your response to comment six from our letter dated October 4, 2010. Further expand your disclosure to explain how these risks are unique to your business, company or potential investors and ensure that each risk factor discusses any past experiences you have had with the events or costs addressed therein. See "Our industry has a history of deregulation" on page four and "We may not continue to have a national market for trading of our stock," on page five. These are just examples.

10. We note your disclosure on page two that if any of the risks disclosed in your risk factors occur, the business, financial condition or operating results of the company and the trading price of your common stock could be materially adversely affected. Please expand your disclosure in each risk factor to clarify the likelihood or remoteness of the contingency or each potential occurrence presented therein instead of relying on a general statement about all of your risk factors. For example, your disclosure should provide a sense of the urgency of the matter listed, including the degree of the risk. See "Multiband has a significant working capital deficiency…" on page three, "The Company's operations have historically fluctuated due to a number of seasonal factors," on page five and "Marketplace pressures could curtail our operations," on page five. These are just examples.

"Management may not obtain a favorable return on investment…" page 6

11. We note your response to comment seven from our letter dated October 4, 2010. Please break out the last two sentences of this risk factor as a separate risk factor and subheading.

"Sales of stock to LPC could cause significant dilution of our outstanding common stock," page 6

12. We note your response to comment eight from our letter dated October 4, 2010 as well as your disclosure of the percentage ownership of the company LPC would own if it purchased 3,000,000 shares. Please further expand your risk factor to disclose the fact that you have the right to register more than the 3,206,328 shares covered by this registration statement in order to provide LPC the full $10 million

under the purchase agreement and address the risks associated with the registration of such additional shares.

Selling Stockholders, page 26

13. We note your response to comment 12 from our letter dated October 4, 2010 and your statement that DTHC obtained its common stock "primarily" as consideration paid by Multiband when Multiband acquired a 51% ownership in an operating subsidiary of DTHC. Please expand your disclosure to indicate how DTHC received the remaining shares being offered that were not obtained as consideration for an ownership interest in the subsidiary.

The Transaction, page 32

Effect of Performance of the Purchase Agreement on Our Stockholders, page 34

14. Please explain why the denominator used in the third column of the table on this page is based on 10,153,856 shares outstanding as of August 3, 2010 instead of 10,153,856 shares plus the shares issued to LPC at the corresponding assumed purchase price set forth in the adjacent column. In addition, clarify whether the numerator includes the 103,164 shares previously issued to LPC as well as the additional 103,164 commitment shares that may be issued to LPC, where applicable.

15. We note your response to comment 15 from our letter dated October 4, 2010. Please revise footnote two to this table to clarify why you may be limited to selling LPC approximately 1,987,933 shares if shareholder approval is not obtained to sell your shares at a price below $1.62.

Exhibit Index

16. We note your response so comment 17 from our letter dated October 4, 2010. As previously requested, please identify the material parties to each of the agreements in the exhibit index.

17. Please separately file the stock purchase agreement with Lincoln Park and the registration rights agreement with Lincoln Park, which you currently list as Exhibit 10.24 to the Form S-1. You cannot incorporate by reference two separate exhibits as one exhibit.

18. Furthermore, please explain your statement in footnote (13) that the agreements have been previously filed "as the same exhibit" to the Form 8-K filed August 6, 2010. The stock purchase agreement was filed as Exhibit 10.1 to the Form 8-K and the registration rights agreement was filed as Exhibit 10.2 to the Form 8-K and not as Exhibit 10.24. Please explicitly incorporate each agreement by reference and disclose the filing and the exhibit number from the filing where you

are incorporating by reference so that investors may readily locate the documents filed as exhibits through incorporation by reference. Revise all other exhibits incorporated by reference accordingly.

19. Please file the stock purchase agreement with Lincoln Park in its entirety, including the schedules and exhibits to the agreement.

20. Refer to your Exhibit 5.1 legality opinion, which you appear to be incorporating by reference to a Form 8-K filed in 2003. Please file a legal opinion that addresses the legality of the shares you are offering pursuant to this registration statement.

Please contact Ajay Koduri, Attorney-Advisor at (202) 551-3310 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any questions.

Sincerely,
/s Kathleen Krebs, for

Larry Spirgel
Assistant Director